FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 October 2008

HSBC TO ACQUIRE
BANK EKONOMI OF INDONESIA

*** A controlling stake in one of Indonesia's largest SME banks ***

*** To double HSBC's footprint in the world's fourth most populous nation ***

The Hongkong and Shanghai Banking Corporation Limited, through its wholly-owned subsidiary HSBC Asia Pacific Holdings (UK) Limited, has entered into agreements to acquire 88.89 per cent of PT Bank Ekonomi Raharja Tbk ("Bank Ekonomi") for a consideration of US$607.5 million (or IDR 2,452 per share) to be paid in cash from HSBC's own resources.

The acquisition will enhance HSBC's commercial banking business in Indonesia, extend the Group's presence in the retail banking sector and almost double HSBC's network to over 190 outlets in 24 cities across the country.

Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange. It has 2,200 staff and 86 outlets across Indonesia and assets of IDR 17,193 billion* (approximately US$1.8 billion) at the end of September 2008. In addition to its retail banking operations, Bank Ekonomi is one of Indonesia's largest providers of commercial banking services. At 17 October 2008 Bank Ekonomi had a market capitalisation of IDR 4.62 trillion (approximately US$482 million) and reported profit before tax for the nine months to 30 September 2008 of IDR 231 billion* (approximately US$24 million).

Sandy Flockhart, HSBC Holdings plc Executive Director and Chief Executive Officer of HSBC Asia Pacific, said: "This acquisition underlines HSBC's stated strategy to invest in fast growing emerging markets. With almost 125 years' presence in the country we recognise the enormous growth opportunities ahead for Indonesia, with a GDP growth over 5.5 per cent in each of the past three years, rich natural resources, thriving commodities trade and foreign direct investment inflows, favourable demographics and the world's fourth largest population of 235 million people.

"This acquisition increases our presence in Indonesia, putting us in the top three foreign banks in the country. HSBC will deliver its full local, regional and international capabilities to our expanded Indonesian customer base, offering the breadth and depth of product and service quality for which HSBC is renowned."

Rakesh Bhatia, Chief Executive Officer of HSBC in Indonesia, added: "Bank Ekonomi will nearly double our reach across Indonesia and provide a firm footing in the commercial and retail banking sectors. Its strong SME banking and retail lending franchise will complement HSBC's global expertise in all business lines."

Under the terms of the agreements, HSBC will acquire a 38.84 per cent stake from PT Lumbung Artakencana, 38.60 per cent from PT Alas Pusaka and 11.45 per cent from individual shareholders of Bank Ekonomi. Under Indonesian law, HSBC will be required to make a Mandatory Tender Offer ("MTO") for a further 10.11 per cent of Bank Ekonomi. Details of the MTO will be published in the Indonesian press and distributed to Bank Ekonomi shareholders in accordance with local regulations.

The transaction is subject to obtaining the necessary regulatory approvals in Indonesia and elsewhere.

HSBC was advised on the acquisition by the Global Banking and Markets division of the HSBC Group.

* Prepared in accordance with accounting principles generally accepted in Indonesia.

ends/more

Media enquiries:

Donal McCarthy	+44 20 7991 0624	donal.mccarthy@hsbc.com
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Vinh Tran	+852 2822 4924	vinhtran@hsbc.com.hk

Notes to editors:

1. HSBC in Indonesia

HSBC has operated in Indonesia since 1884. It provides personal financial and corporate banking services through 105 outlets spread throughout ten major cities across Indonesia. HSBC is a leading provider of personal financial services, corporate, commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. HSBC in Indonesia delivered profit before tax of US$104 million in the year to 31 December 2007 and US$66 million in the half-year to 30 June 2008.

2. The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 85 countries and territories and assets of US$2,547 billion at 30 June 2008, is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 20, 2008